

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Janis Kalnins
Principal Executive Officer
Emerald Data Inc.
Atbrivosanas Aleja 5
Rezekne, Latvia

> **Re:** **Emerald Data Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 11, 2015**
> **File No. 333-200629**

Dear Mr. Kalnins:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 13

1. Please revise the disclosure in this section to reflect the updated financial information as of November 30, 2014.

Management's Discussion and Analysis or Plan of Operation, page 15

2. We note your response to comment 7.  However, please clarify what you mean by "off the shelf" products and detail the types of products you are currently selling and how customers are able to effectuate purchases, considering your web-site is still under development.  Additionally, tell us from which of your suppliers you are purchasing such products.

Notes to the Financial Statements

Note 6: Income Taxes, page F-9

3.  We note your response to prior comment 19 and your revised disclosures.  Please tell us how your revisions substantially satisfy the disclosure requirements within ASC 740-10-50.  In this regard, please identify each disclosure requirement within the ASC guidance and tell us specifically where you have provided this detail within your filing.

Note 10: Restatement, page F-10

4.  Please revise your filing to identify the face of the financial statements as "restated."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc:    W. Scott Lawler, Esq.